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                               December 22, 2023

       Inderjit Tuli
       Chief Executive Officer
       Compound Real Estate Bonds, Inc.
       1185 Avenue of the Americas, 3rd Floor
       New York, NY 10036

                                                        Re: Compound Real
Estate Bonds, Inc.
                                                            Post-Qualification
Amendment No. 3 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 13,
2023
                                                            File No. 024-11848

       Dear Inderjit Tuli:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 5, 2023 letter.

       Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. We note your response to our prior comment 1 and revised risk factor disclosure. While we do not have any
further comments at this time regarding your response, please understand that our
decision not to issue additional comments on this topic should not be interpreted to mean
that we either agree or disagree with your analysis with respect to this matter.
       Risk Factors
       We have potential liability arising out of a potential violation of
Section 5, page 14

   2. Please revise this risk factor to disclose the total number and value of securities sold on or after September 19,
2023, the date when your financial statement became stale.
 Inderjit Tuli
Compound Real Estate Bonds, Inc.
December 22, 2023
Page 2
We may have potential liability arising out of a possible violation of Section 5, page 16

3. Please revise this risk factor and the first risk factor on page 14 to refer consistently to the offering circular, as opposed to a registration statement.
Operations - Administrative Services Agreement with Compound Administrative Services LLC, page 44

4. We note disclosure of the Administrative Services Agreement you entered into with
       Compound Administrative Services LLC (   CAS   ) on March 17, 2022 and
subsequently
       amended on December 13, 2023. We also note disclosure that as of November 1, 2023, your share of expenses incurred by CAS which will ultimately be invoiced at year end,
       2023 is estimated to be approximately $70,000. Please tell us and revise your filing to disclose the expenses accrued pursuant to this Administrative Services Agreement for each period presented. In addition, as of the date of your response, explain how these amounts were determined, and clearly label these expenses as related party expenses, as applicable.
Interest of Management and Others in Certain Transactions, page 52

5. We note your revised disclosure that between January 1, 2022 and June 30, 2022, CAS paid professional expenses on your behalf totaling $5,310. However, we also note disclosure on page F-22 that these amounts were incurred and paid by CAS during 2023.
       Please revise your filing to consistently disclose and reflect in your financial statements when these transactions were incurred and paid by CAS.
       Please contact Shannon Davis at 202-551-6687 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.



                                                               Sincerely,
FirstName LastNameInderjit Tuli
                                                               Division of
Corporation Finance
Comapany NameCompound Real Estate Bonds, Inc.
                                                               Office of
Finance
December 22, 2023 Page 2
cc:       Arden Anderson, Esq.
FirstName LastName